EXHIBIT 99.1


                               Seabridge Gold Inc.


                                  News Release


Trading Symbols: TSX: SEA                                  FOR IMMEDIATE RELEASE
                 NYSE Amex: SA                                     April 6, 2010



            Seabridge Gold Announces 2010 Program for Courageous Lake

Toronto, Canada - Seabridge Gold Inc. announced today that it plans to spend approximately $15 million this year to advance its 100% owned Courageous Lake gold project towards a National Instrument 43-101 compliant Preliminary Feasibility Study. The main objective of the program is to conduct further diamond drilling designed to upgrade a substantial portion of the existing inferred resource at the project to the measured and indicated resource categories.

The Courageous Lake project consists of 27,263 hectares (67,366 acres) covering 53 kilometers (33 miles) of a greenstone belt in Canada's Northwest Territories, including the two kilometer long FAT deposit which has estimated gold resources as set out below (see news release of February 28, 2007 for details):

     Courageous Lake Estimated Gold Resources at 0.83 gram per tonne cutoff
------------------------------------- ---------------------------------- ----------------------------------
              Measured                            Indicated                          Inferred
------------------------------------- ---------------------------------- ----------------------------------
   Tonnes       Grade      Ounces       Tonnes     Grade      Ounces       Tonnes      Grade      Ounces
   (000's)      (g/T)      (000's)     (000's)     (g/T)      (000's)     (000's)      (g/T)     (000's)
-------------- --------- ------------ ----------- --------- ------------ ----------- ---------- -----------

    6,293        2.92        591        53,020      2.14       3,648       93,720      1.98       5,966
-------------- --------- ------------ ----------- --------- ------------ ----------- ---------- -----------

In March 2008, Seabridge released the results of a Preliminary Assessment (see news release dated March 10, 2008) in which the independent consultants concluded that an open-pit mining operation, with on-site processing, is the most suitable development scenario for the Courageous Lake project. A base case scenario was developed proposing a 25,000 tonne per day operation (9.125 million tonne per year throughput) resulting in a projected 11.6 year operation with average estimated annual production of 500,500 ounces of gold at an estimated life of mine average cash operating cost of US$435 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project were estimated at US$848 million, including a contingency of US$111 million. The total cost of gold production (including cash operating costs and total capital costs over the life of the mine) was estimated at US$590 per ounce.

At a gold price of US$690 per ounce, the base case cumulative pre-tax net cash flow over the life of the project was estimated at US$500 million. At a gold price of US$800 per ounce, the cumulative pre-tax net cash flow over the life of the project was estimated at US$ 1.13 billion.

Seabridge notes that the Courageous Lake Preliminary Assessment incorporated inferred mineral resources which are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the Preliminary Assessment will be realized.

Seabridge President and CEO Rudi Fronk noted that "at the gold price prevailing when we completed the Preliminary Assessment, the Courageous Lake project was clearly marginal. We believe that at current gold prices, Courageous Lake could add significant value to Seabridge. We therefore intend to update the Preliminary Assessment in early 2011, with the objective of completing a National Instrument 43-101 compliant Preliminary Feasibility Study in early 2012."

The program planned for 2010 includes environmental and permitting work, engineering and metallurgical consulting and geotechnical, environmental and definition drilling. Seabridge's recent equity financing was undertaken in part to fund this program. Approximately 18,000 meters of diamond drilling is planned in 40 holes which will target about 1/2 of the inferred resource. The program is expected to start in June 2010.

National Instrument 43-101 Disclosure
-------------------------------------

The mineral resource estimates for Courageous Lake were prepared by Resource Modeling, Inc. under the direction of Michael J. Lechner. The 2008 Courageous Lake Preliminary Assessment was prepared by Wardrop Inc. under the direction of Frank Grills, and included the work of other consultants (see news release of March 10, 2008). The 2010 Courageous Lake exploration program will be under the direction of William E. Threlkeld, Senior Vice President of Seabridge. All three individuals are Qualified Persons under National Instrument 43-101 and have approved this news release.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.


This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document but many of them relate to estimates and projections prepared in 2007 and 2008. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) the amount of future production over any period; (iii) cumulative pre-tax net cash flow of the proposed mining operation;
(iv) capital costs; (v) operating costs, including credits from the sale of other metals; (vi) mining rates; (vii) mine life; (vii) planned expenditures; and (ix) upgrading inferred resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.


All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices;
(vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metals recovery rates, (xi) reasonable contingency requirements; (xiii) receipt of regulatory approvals on acceptable terms; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of cumulative pre-tax net cash flow, which are based on other forward-looking statements and assumptions herein. The cost information is also prepared using earlier values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.


By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to variations in the mineral content within the material identified as mineral reserves from that predicted, variations in rates of recovery and extraction; developments in world metals markets, risks relating to fluctuations in the Canadian dollar relative to the US dollar, increases in the estimated capital and operating costs or unanticipated costs, difficulties attracting the necessary work force, increases in financing costs or adverse changes to the terms of available financing, if any, tax rates or royalties being greater than assumed, changes in development or mining plans due to changes in logistical, technical or other factors, changes in project parameters as plans continue to be refined, risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups, the effects of competition in the markets in which Seabridge operates, operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2009 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.




                                            ON BEHALF OF THE BOARD

                                            "Rudi Fronk"
                                            President & C.E.O.


For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292   o  Fax: (416) 367-2711
Email:  info@seabridgegold.net